Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065

January 17, 2006

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Form S-4/A filed January 9, 2006
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Altra Industrial Motion, Inc. (the "Company") in the letter dated January 13, 2006 (the "Comment Letter") addressed to the undersigned.

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 6 to Form S-4 (the "Amendment") which is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 38

  1.
  Please tell us why your unaudited pro forma balance sheet does not reflect an adjustment to recognize Hay Hall's inventory and property, plant and equipment at fair value, as discussed in paragraphs 37.c and 37.d of SFAS No. 141. In addition, please tell us why your unaudited pro forma statements of income do not reflect an adjustment for additional depreciation expense resulting from the recognition of Hay Hall's property, plant and equipment at fair value.

    The unaudited pro forma balance sheet has been revised by the Company to reflect an adjustment to recognize Hay Hall's inventory and property plant and equipment at fair value, see pages 39 and 40. The additional depreciation expense related to the above adjustment has been included in all of the unaudited pro forma condensed combined statements of operations, see pages 41, 42, 43 and 45.

  2.
  With respect to pro forma adjustment (1) related to Hay Hall's historical financial statements under US GAAP:

  •
  On page 40, please expand pro forma adjustment (1) to disclose Hay Hall's historical balance sheet as of September 30, 2005, on page F-114, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the third column on page 39.

  •
  On page 44, please expand pro forma adjustment (1) to disclose Hay Hall's historical profit and loss account:

  •
  For the predecessor nine months ended October 1, 2004, on page F-149, plus US GAAP adjustments for the predecessor period, plus the successor three months ended December 31, 2004, on page F-113, plus US GAAP adjustments for the successor period, multiplied by the appropriate exchange rate, to equal the amounts included in the seventh column on page 41.

      •
      For the predecessor nine months ended October 1, 2004, on page F-149, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the fifth column on page 42.

      •
      For the successor nine months ended September 30, 2005, on page F-113, plus US GAAP adjustments, multiplied by the appropriate exchange rate, to equal the amounts included in the fourth column on page 43.

    •
    In addition, please tell us why your pro forma adjustments (1) on pages 40 and 44 do not include a US GAAP reconciling item for pensions, even though Hay Hall's historical financial statements reflect a difference in pension accounting.

    The Company has updated all of the pro forma financial statements (see pages 39, 41, 42 and 43) to include the historical Hay Hall financial statements in pounds sterling, the UK GAAP to US GAAP adjustments as presented in the financial statement footnotes, and the exchange rate conversion to US dollars. These adjustments have been updated to include pensions and taxes. As a point of clarification, the Hay Hall pension plan will not be assumed by the Company.

Hay Hall Holdings Limited, page F-86
27. Summary of differences between accounting principles in the United Kingdom and the United States of America, page F-109

  3.
  Please separately disclose the effect of taxes and minority interests on each of your US GAAP reconciling items, to the extent applicable. If not applicable, please tell us why not. Please also address this comment as it related to Hay Hall Group Limited.

    The UK to US GAAP reconciling items have been updated to show the effect of taxes. In the previous version of the filing the adjustments were shown on a tax effected basis. Please note that only the pension reconciling item has any tax effect. Additionally, only the tangible asset adjustment effects the minority interest, and due to its immateriality (from £0 to £1) it has been ignored. As a point of clarification, there will be no minority interest once the Hay Hall transaction is completed. See pages F-110 and F-118.

  4.
  In response to our comment 5, we note that you have not included a reconciliation of the financial statements from UK GAAP to US GAAP for the interim periods ended September 30, 2005 and 2004 in accordance with item 17 of Form 20-F. Please provide a reconciliation for these periods. Please also address this comment as it relates to Hay Hall Group Limited. In addition, please be advised that the amounts included in your Item 17 US GAAP reconciliation should agree to the US GAAP adjustments disclosed in your pro forma adjustment (1), in response to the comment above.

    The footnotes to the Hay Hall financial statements for the interim periods September 30, 2005 and 2004 have been updated to include the UK GAAP to US GAAP reconciliation. See pages F-118 and F-156.

  5.
  We note the following inconsistencies in Hay Hall's financial statements. Please advise or revise:

  •
  The amounts for Hay Hall Group on page F-101 do not agree to the amounts in the second column on page F-149.

  •
  The amounts in the third column on page F-113 do not agree to page F-87, even though the amounts appear to be for the same three-month period ended December 31, 2004. It appears that minority interests should be included on page F-113.

    The Hay Hall financial statements have been revised as follows: The second column of Page F-152 has been revised to agree to page F-101, and the minority interest line has been added to page F-113.

    Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing response or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards,
/s/ TODD R. CHANDLER
Todd R. Chandler, Esq.